Exhibit 99.1

RECON ISSUES SHAREHOLDER UPDATE

BEIJING, July 20, 2022 /PRNewswire/ -- Recon Technology, Ltd (NASDAQ: RCON) ("Recon" or the "Company") announced today an update to investors and shareholders on the current state of its business, challenges facing its business, its current state of affairs and its plans for the future. Management views this update as a step toward enhancing regular communications with shareholders and investors.

The pandemic has impacted the business plans of many companies, and Recon has been no exception. The pandemic has directly affected the Company's execution of corporate strategies, contracts, communication plans and approach to the capital markets, especially our interaction with investors.

The cyclical nature of the oil industry, which is measured in decades, has also had a great impact on the Company. If oil prices continue to rise as anticipated, the Company expects that its business, which focuses on providing equipment and services to large oil companies in the production and development phases of their oil fields, will benefit as customers increase their budgets for capitalized expenditures, such as exploration and development. For these reasons, the Company expects that its performance will always be affected by not only the oil price fluctuations, but also the six-month period in which oil companies' performances are adjusted to such oil price fluctuations. Therefore, Company shareholders can expect that our performance has been growing from year 2020 to now due to increasing oil prices, including through the completed fiscal 2022; and it is expected that our business will continue to grow in fiscal 2023. The Company expects to achieve an average annual growth rate of 30% in the next three fiscal years.

In China, the Company's business development is overlaid with another small cycle: the customer decision making cycle. Most of the Company's longstanding customers have a uniform budgeting process. March is usually the time they make their budget and development plans for the year, and funds are usually allocated in June. Thus, the first half of each natural year is a slow period for the Company. During this lull, the Company focuses on close communication with its customers, which affects the financial performance for the entire year.

Starting in 2019, the Company has invested in Future Gas Station (Beijing) Technology Ltd ("Future Gas Station"), taking a 51% stake in Future Gas Station in 2021. The Company is engaged in a part of the new energy business based on customer demand and the changing energy consumption structure in China. Currently, these two businesses are still in development, but the pace of expansion is not as fast as expected due to the epidemic and economic development, especially in the overall consumer segment.

Over the past two years, management has been proactively exploring new customers outside the oilfield and businesses in industries where seasonality is not as pronounced in the oil industry - such as safety and maintenance services and wastewater services - and their efforts have been well rewarded.

The Company has been looking for new business opportunities to improve the stability of the company's cash flow, achieve net profit and improve shareholder returns. We are also exploring technology and research and development investments to facilitate further participation in the front-end segment of the industry chain and achieve larger returns. As these efforts develop, we will provide further updates to our shareholders.

Although the Company's share price has fallen below $1 in recent months, the Company's mission is to maximize shareholder interest by improving the Company's profitability, not to maximize the share price over a short period of time. Management does not believe that a share consolidation or a buyback is the best strategic choice for the Company right now. The Company's goal is to improve the quality of earnings, achieve high-quality long-term stable returns, and preserve shareholder value and interest. The Company's operations are improving, and management believes its active steps to improve operational fundamentals will position the Company for longer term compliance and success.

Lastly, the Company sincerely thanks its shareholders for their continued concern about the Company's operations and market performance. This press release, born out of the continued inquiries and concerns of shareholders, is intended to rekindle regular communication shareholders, which the Company intends to maintain going forward. The Company intends to provide further operational updates in addition to ordinary course press releases every 3 months.

About Recon Technology, Ltd ("RCON")

Recon Technology, Ltd (NASDAQ: RCON) is the People's Republic of China's first NASDAQ-listed non-state owned oil and gas field service company. Recon supplies China's largest oil exploration companies, Sinopec (NYSE: SNP) and The China National Petroleum Corporation ("CNPC"), with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions within several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients. For additional information please visit: http://www.recon.cn/.

Forward-Looking Statements

Recon includes "forward-looking statements" within the meaning of the federal securities laws throughout this press release. A reader can identify forward-looking statements because they are not limited to historical fact or they use words such as "scheduled," "may," "will," "could," "should," "would," "expect," "believe," "anticipate," "project," "plan," "estimate," "forecast," "goal," "objective," "committed," "intend," "continue," or "will likely result," and similar expressions that concern Recon's strategy, plans, intentions or beliefs about future occurrences or results. Forward-looking statements are subject to risks, uncertainties and other factors that may change at any time and may cause actual results to differ materially from those that Recon expected. Many of these statements are derived from Recon's operating budgets and forecasts, which are based on many detailed assumptions that Recon believes are reasonable, or are based on various assumptions about certain plans, activities or events which we expect will or may occur in the future. However, it is very difficult to predict the effect of known factors, and Recon cannot anticipate all factors that could affect actual results that may be important to an investor. All forward-looking information should be evaluated in the context of these risks, uncertainties and other factors, including those factors disclosed under "Risk Factors" in Recon's most recent Annual Report on Form 20-F and any subsequent half-year financial filings on Form 6-K filed with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by the cautionary statements that Recon makes from time to time in its SEC filings and public communications. Recon cannot assure the reader that it will realize the results or developments Recon anticipates, or, even if substantially realized, that they will result in the consequences or affect Recon or its operations in the way Recon expects. Forward-looking statements speak only as of the date made. Recon undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances arising after the date on which they were made, except as otherwise required by law. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements included herein or that may be made elsewhere from time to time by, or on behalf of, Recon.

For more information, please contact:

Ms. Liu Jia
Chief Financial Officer
Recon Technology, Ltd
Phone: +86 (10) 8494-5799
Email: info@recon.cn